UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 28, 2015

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, the Registration Statements on Form S-8, File No. 333-147186 and 333-202141, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2015 and 2014. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2014 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of drybulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2014. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

Dividend Policy

On May 18, 2015, the Board of Directors declared a quarterly cash dividend for the first quarter of 2015 of $0.06 per share of common stock. The dividend is payable on June 26, 2015 to stockholders of record as of June 18, 2015. The declaration and payment of any further dividends remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements, indentures and other debt obligations and such other factors as the Board may deem advisable.

Dividends from Affiliates

In May 2015, Navios Holdings received $8.1 million from Navios Maritime Partners L.P. (“Navios Partners”) representing the cash distribution for the first quarter of 2015.

In April 2015, Navios Holdings received $3.6 million from Navios Maritime Acquisition Corporation (“Navios Acquisition”) representing the cash dividend for the fourth quarter of 2014.

Common and Preferred Stock

Navios Holdings had outstanding as of March 31, 2015 and December 31, 2014, 107,072,770 and 105,831,718 shares of common stock, respectively, and 74,979 (20,000 Series G Cumulative Redeemable Perpetual Preferred Stock issued in January 2014 (the “Series G”), 48,000 Series H Cumulative Redeemable Perpetual Preferred Stock issued in July 2014 (the “Series H”) and 6,979 shares of convertible preferred stock) and 75,069 (20,000 Series G, 48,000 series H and 7,069 shares of convertible preferred stock), respectively.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet and Navios Europe Inc.’s (“Navios Europe”) fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Holdings currently owns 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain, fertilizer and also containers chartering its vessels under medium to long-term charters. Currently, Navios Holdings owns a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. Currently, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition is 43.0% and its economic interest in Navios Acquisition is 46.1%.

Navios Europe is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and currently have 47.5%, 47.5% and 5.0% economic interest, respectively, in Navios Europe.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 65 vessels totaling 6.5 million dwt. The employment profile of the fleet as of May 25, 2015 is reflected in the tables below. The 58 vessels in current operation aggregate approximately 5.7 million dwt and have an average age of 7.8 years. Navios Holdings has currently fixed 66.1% and 6.2% including index-linked charters of available days for 2015 and 2016, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $85.4 million and $11.9 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $8,959 and $26,007 for 2015 and 2016, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2015 is $13,424.

Owned Fleet. Navios Holdings owns a fleet comprised of 14 Ultra Handymax vessels, 13 Capesize vessels, 12 Panamax vessels and one Handysize vessel, which have an average age of approximately 8.5 years. Of the 40 owned vessels, 38 are currently in operation and two newbuilding owned vessels are expected to be delivered in the third and fourth quarter of 2015.

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	7,410	No	05/29/2015
Navios Ionian	Ultra Handymax	2000	52,067	6,738	No	05/18/2015
Navios Celestial	Ultra Handymax	2009	58,063	7,866 —	70% in excess of $8,000 basis Supramax Index Routes +8%	05/26/2015 05/29/2015
Navios Vector	Ultra Handymax	2002	50,296	6,650	No	07/10/2015
Navios Horizon	Ultra Handymax	2001	50,346	7,743	No	06/03/2015
Navios Herakles	Ultra Handymax	2001	52,061	3,325	No	07/21/2015
Navios Achilles	Ultra Handymax	2001	52,063	4,750	No	05/25/2015
Navios Meridian	Ultra Handymax	2002	50,316	10,450	No	07/02/2015
Navios Mercator	Ultra Handymax	2002	53,553	7,125	No	07/02/2015
Navios Arc	Ultra Handymax	2003	53,514	8,360	No	05/25/2015
Navios Hios	Ultra Handymax	2003	55,180	6,650	No	09/10/2015
Navios Kypros	Ultra Handymax	2003	55,222	6,093 —	98% of average Supramax Index Routes	05/29/2015 02/27/2016
Navios Ulysses	Ultra Handymax	2007	55,728	5,892 —	Average Supramax Index Routes	06/09/2015 02/23/2016
Navios Vega	Ultra Handymax	2009	58,792	7,401 —	Pool earnings +7%	05/01/2015 08/17/2015
Navios Astra	Ultra Handymax	2006	53,468	7,695	No	07/19/2015
Navios Magellan	Panamax	2000	74,333	4,742 —	Weighted average basis Panamax Index 4TC Routes +4%	05/26/2015 01/10/2016
Navios Star	Panamax	2002	76,662	6,650	No	08/14/2015
Navios Asteriks	Panamax	2005	76,801	5,225	No	06/05/2015
Navios Centaurus	Panamax	2012	81,472	7,790	No	06/05/2015
Navios Avior	Panamax	2012	81,355	5,726 —	Weighted average basis Panamax Index Routes +14% Weighted average basis Panamax Index Routes +16.5%	05/31/2015 05/01/2016
Navios Galileo	Panamax	2006	76,596	8,663	No	05/30/2015
Navios Northern Star	Panamax	2005	75,395	6,698	No	08/22/2015
Navios Amitie	Panamax	2005	75,395	7,695	No	07/10/2015
Navios Taurus	Panamax	2005	76,596	5,443 —	Weighted average basis Panamax Index Routes +7%	06/02/2015 02/21/2016
N Amalthia	Panamax	2006	75,318	6,978	No	08/29/2015
N Bonanza	Panamax	2006	76,596	4,370 6,270	No	06/16/2015 10/01/2015
Navios Bonavis	Capesize	2009	180,022	6,000	No	06/26/2015
Navios Happiness	Capesize	2009	180,022	14,488	No	11/03/2015
Navios Lumen	Capesize	2009	180,661	6,825 —	$5,000 +50% weighted average Baltic Capesize Index 5TC Index Routes	05/25/2015 04/28/2016

Navios Stellar	Capesize	2009	169,001	7,800	No	05/13/2015
Navios Phoenix	Capesize	2009	180,242	10,218 —	$8,000 +50% weighted average Baltic Capesize Index 5TC Index Routes	06/02/2015 12/21/2015	(5)
Navios Antares	Capesize	2010	169,059	6,857 —	$5,200 +47.5% of the basis Baltic Capesize Index average 4TC Index Routes	06/02/2015 02/17/2016
Navios Etoile	Capesize	2010	179,234	29,356	50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	8,508 —	$6,300 +50% weighted average Baltic Capesize Index 5TC Index Routes	05/27/2015 01/26/2016
Navios Altamira	Capesize	2011	179,165	22,325	No	01/16/2016
Navios Azimuth	Capesize	2011	179,169	10,450	No	03/15/2016
Navios Gem	Capesize	2014	181,336	10,145 —	$7,750 +55% weighted average Baltic Capesize Index 5TC Index Routes	06/03/2015 02/04/2016
Navios Ray	Capesize	2012	179,515	8,479 —	$6,300 +50% weighted average Baltic Capesize Index 5TC Index Routes	05/27/2015 01/28/2016

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios Sphera	Panamax	Q3 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of six Capesize, 13 Panamax, five Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 6.4 years. Of the 25 chartered-in vessels, 20 are currently in operation and 5 are scheduled for delivery at various times through November 2016, as set forth in the following table:

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	7,980		06/10/2015
Navios Primavera	Ultra Handymax	2007	53,464	Yes		7,410		07/10/2015
Navios Apollon	Ultra Handymax	2000	52,073	No		5,225		06/03/2015
Navios Oriana	Ultra Handymax	2012	61,442	Yes		13,300		07/03/2015
Navios Mercury	Ultra Handymax	2013	61,393	Yes		7,193 —	(6) (6)	05/31/2015 07/20/2015
Navios Venus	Ultra Handymax	2015	61,000	Yes		13,443		05/28/2015
Navios Libra II	Panamax	1995	70,136	No		2,375 4,750		07/26/2015 08/11/2015
Navios Altair	Panamax	2006	83,001	No		4,748 —	(9) (9)	05/28/2015 06/24/2015
Navios Esperanza	Panamax	2007	75,356	No		6,793		09/10/2015

Navios Marco Polo	Panamax	2011	80,647	Yes	5,692 —	(7) (7)	05/26/2015 06/14/2015
Navios Southern Star	Panamax	2013	82,224	Yes	5,011		05/30/2015
Navios Prosperity	Panamax	2007	82,535	Yes	4,967 —	(8) (8)	05/30/2015 06/19/2015
Navios Aldebaran	Panamax	2008	76,500	Yes	6,650		07/30/2015
Navios Sky	Panamax	2015	82,000	Yes	5,816	(10)	05/23/2015
					—	(10)	02/22/2016
Navios Koyo	Capesize	2011	181,415	Yes	5,181 —		05/22/2015 04/07/2016
Golden Heiwa	Panamax	2007	76,662	No			—
Beaufiks	Capesize	2004	180,310	Yes			—
Rubena N	Capesize	2006	203,233	No			—
King Ore	Capesize	2010	176,800	No			—
Navios Obeliks	Capesize	2012	181,415	Yes			—

Long-term Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Amber	Panamax	05/2015	Yes	80,000
Navios TBN	Panamax	11/2016	Yes	84,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios Felix	Capesize	03/2016	Yes	180,000

(1)	Daily rate net of commissions. These rates do not include insurance proceeds received upfront in November 2012 and March 2014.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Subject to COA of $34,013 per day for the remaining period until fourth quarter of 2016.
(6)	Based on weighted average Supramax Index Routes +12%.
(7)	Based on average Panamax Index 4TC Routes +15%.
(8)	Based on weighted average Panamax Index routes +10%.
(9)	Based on average Panamax Index 4TC Routes +5%.
(10)	Based on average Panamax Index 4TC Routes +18%.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for periods of up to 10 years at inception to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).

In 2014 and through March 31, 2015, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,274 per day for the three month period ended March 31, 2015. The average long-term charter-in hire rate per vessel per day was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels and long-term chartered fleet, which overall is chartered-in at favorable rates, will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2014 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.5 million dwt in drybulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company, less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period, less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 8.5 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

COAs and Forward Freight Agreements (FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic cargo contracts.

Navios Holdings may enter into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. By entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed since 2012. LCH calls for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH. At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH are determined from the LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: Drybulk Vessel Operations and Logistics Business. The Drybulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended March 31, 2015 Compared to the Three Month Period Ended March 31, 2014

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2015 and 2014, respectively. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month Period Ended March 31, 2015	Three Month Period Ended March 31, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$118,280	$122,191
Administrative fee revenue from affiliates	3,922	3,379
Time charter, voyage and logistics business expenses	(69,934)	(51,178)
Direct vessel expenses	(30,817)	(28,328)
General and administrative expenses incurred on behalf of affiliates	(3,922)	(3,379)
General and administrative expenses	(6,811)	(11,031)
Depreciation and amortization	(21,205)	(25,674)
Interest expense and finance cost, net	(28,038)	(28,046)
Other (expense)/income, net	(1,914)	2,066

Loss before equity in net earnings of affiliated companies	$(40,439)	$(20,000)
Equity in net earnings of affiliated companies	13,912	22,418

(Loss)/income before taxes	$(26,527)	$2,418

Income tax benefit/(expense)	148	(288)

Net (loss)/income	$(26,379)	$2,130
Less: Net income attributable to the noncontrolling interest	(299)	(77)

Net (loss)/income attributable to Navios Holdings common stockholders	$(26,678)	$2,053

Set forth below are selected historical and statistical data for the Drybulk Vessel Operations segment for each of the three month periods ended March 31, 2015 and 2014 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended March 31,
	2015	2014
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,339	5,253
Operating days	5,289	5,232
Fleet utilization	99.1%	99.6%
Equivalent vessels	59	58
AVERAGE DAILY RESULTS
Time Charter Equivalents	$7,196	$12,709

During the three month period ended March 31, 2015, there were 86 more available days as compared to the same period during 2014 due to (i) an increase in available days for owned vessels by 71 days, mainly due to the delivery of the Navios Ray and Navios Gem in the second half of 2014; and (ii) an increase in short-term charter-in and long-term charter-in fleet available days by 15 days.

The average TCE rate for the three months ended March 31, 2015 was $7,196 per day, which was $5,513 per day lower than the rate achieved in the same period during 2014. This was due primarily to the decrease in the freight market during the first quarter of 2015 as compared to the same period in 2014.

Revenue: Revenue from drybulk vessel operations for the three month period ended March 31, 2015 was $53.2 million as compared to $76.6 million for the same period during 2014. The decrease in drybulk revenue was mainly attributable to a decrease in the TCE rate per day by 43.4% to $7,196 per day in the first quarter of 2015, as compared to $12,709 per day in the same period of 2014. This decrease was partially mitigated by a net increase in available days of our fleet by 86 days.

Revenue from the logistics business was $65.1 million for the three month period ended March 31, 2015 as compared to $45.6 million for the same period during 2014. The increase of $19.5 million was mainly attributable to (i) a $15.5 million increase in sales of product in the Paraguayan liquid port; (ii) $2.1 million increase in the barge business due to the operation of three additional convoys under time charter contracts; and (iii) $1.9 million increase in the revenue of the dry port and the cabotage business.

Administrative Service Fee from Affiliates: Administrative fee revenue from affiliates increased by $0.5 million, or 16.1%, to $3.9 million for the three month period ended March 31, 2015, as compared to $3.4 million for the same period in 2014. See general and administrative expenses below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $18.7 million or 36.6% to $69.9 million for the three month period ended March 31, 2015, as compared to $51.2 million for the three month period ended March 31, 2014.

Time charter and voyage expenses from drybulk operations increased by $4.5 million, or 11.9%, to $42.9 million for the three month period ended March 31, 2015, as compared to $38.4 million for the three month period ended March 31, 2014. This was primarily due to increased fuel expenses.

Of the total amounts for the three month periods ended March 31, 2015 and 2014, $27.0 million and $12.8 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses related to Navios Logistics was mainly due to an increase in the volume of products sold in the liquid port in Paraguay, which was partially mitigated by a decrease in fuel expenses.

Direct Vessel Expenses: Direct vessel expenses increased by $2.5 million, or 8.8%, to $30.8 million for the three month period ended March 31, 2015, as compared to $28.3 million for the three month period ended March 31, 2014. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from drybulk operations remained the same, amounting to $12.7 million for both the three month periods ended March 31, 2015 and 2014.

Of the total amounts for the three month periods ended March 31, 2015 and 2014, $18.1 million and $15.7 million, respectively, were related to Navios Logistics. The increase in direct vessel expenses related to Navios Logistics was mainly due to an increase in the barge and the cabotage business, which was mainly attributable to increased available days of the cabotage fleet and the operation of three additional convoys under time charter contracts.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $0.5 million, or 16.1%, to $3.9 million for the three month period ended March 31, 2015, as compared to $3.4 million for the same period in 2014. See general and administrative expenses below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2015 (unaudited)	Three Month Period Ended March 31, 2014 (unaudited)
Administrative fee revenue from affiliates	$(3,922)	$(3,379)
General and administrative expenses incurred on behalf of affiliates	3,922	3,379
General and administrative expenses	6,811	11,031

	Three Month Period Ended March 31, 2015	Three Month Period Ended March 31, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Drybulk Vessel Operations	$3,205	$6,734
Logistics Business	3,606	3,408

Sub-total	6,811	10,142
Credit risk insurance	—	889

General and administrative expenses	$6,811	$11,031

General and administrative expenses decreased by $4.2 million, or 38.4%, to $6.8 million for the three month period ended March 31, 2015, as compared to $11.0 million for the three month period ended March 31, 2014. Such decrease was mainly attributable to (i) a $2.7 million decrease in payroll and other related costs; (ii) a $0.9 million decrease in credit risk insurance fees following the termination of the credit default insurance policy on March 25, 2014; and (iii) a $0.8 million decrease in professional, legal, audit fees and other administrative expenses. The overall decrease was partially offset by a $0.2 million increase in general and administrative expenses attributable to the logistics business.

Depreciation and Amortization: For the three month period ended March 31, 2015, depreciation and amortization decreased by $4.5 million to $21.2 million as compared to $25.7 million for the three month period ended March 31, 2014. The decrease was primarily due to a decrease in depreciation and amortization of drybulk vessels by $4.9 million, due to the earlier re-delivery of a vessel from its charterer and the subsequent write-off of its unfavorable lease and purchase option. The decrease was partially mitigated by an increase in depreciation and amortization of the logistics business by $0.4 million, mainly due to the depreciation of the three new pushboats and the 72 new dry barges acquired in 2014.

Interest (Expense)/Income and Finance Cost, Net: Interest (expense)/income and finance cost, net remained the same, amounting to $28.0 million for both the three month periods ended March 31, 2015 and 2014.

Other (Expense)/Income, Net: Other (expense)/income, net increased by $4.0 million, to a $1.9 million expense for the three month period ended March 31, 2015, as compared to a $2.1 million income for the same period in 2014. This increase was due to (i) a $2.5 million increase in other expense, net of drybulk vessel operations; and (ii) a $1.5 million increase in other expenses, net of the logistics business.

The increase in other expense, net of drybulk vessels operations was mainly due to $3.9 million of less income for the three month period ended March 31, 2015 relating to the termination of the credit insurance policy on March 25, 2014, which was partially mitigated by (i) a $1.4 million increase in gains from foreign exchange differences for the three month period ended March 31, 2015.

The increase in other expense, net of the logistics business was mainly due to foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $8.5 million, or 37.9%, to $13.9 million for the three month period ended March 31, 2015, as compared to $22.4 million for the same period in 2014. This decrease was mainly due to (i) a $6.2 million decrease in investment income; and (ii) a $2.3 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as described below). The $6.2 million decrease in investment income was mainly due to a $13.9 million decrease in investment income from Navios Partners, which was partially mitigated by a $7.7 million increase in investment income from Navios Acquisition.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Related Party Transactions”).

Income Tax Benefit/(Expense): Income tax benefit increased by $0.4 million to a $0.1 million benefit for the three month period ended March 31, 2015, as compared to a $0.3 million expense for the same period in 2014. The total change in income tax was mainly attributable to Navios Logistics.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $0.2 million to $0.3 million for the three month period ended March 31, 2015, as compared to $0.1 million for the same period in 2014. This increase was mainly attributable to the increase in net income of the logistics business and the acquisition of the noncontrolling interest of Navios Asia LLC in the second quarter of 2014.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. Navios Holdings anticipates that cash on hand and internally generated cash flows will be sufficient to fund the operations of the drybulk vessel operations and the logistics businesses, including our present working capital requirements. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2015 and 2014.

	Three Month Period Ended March 31, 2015	Three Month Period Ended March 31, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(356)	$29,552
Net cash used in investing activities	(7,297)	(48,333)
Net cash (used in)/provided by financing activities	(40,126)	49,915

(Decrease)/increase in cash and cash equivalents	(47,779)	31,134
Cash and cash equivalents, beginning of period	247,556	187,831

Cash and cash equivalents, end of period	$199,777	$218,965

Cash used in operating activities for the three month period ended March 31, 2015 as compared to cash provided by operating activities for the three month period ended March 31, 2014:

Net cash provided by operating activities decreased by $29.9 million to $0.4 million of cash used in operating activities for the three month period ended March 31, 2015, as compared to $29.5 million of cash provided by operating activities for the three month period ended March 31, 2014. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $21.0 million gain for the three month period ended March 31, 2015, which consisted mainly of the following adjustments: $21.2 million of depreciation and amortization, $3.1 million of amortization of deferred drydock expenses, $1.1 million of amortization of deferred finance fees, $0.7 million relating to share-based compensation and a $0.1 million provision for losses on accounts receivable. These adjustments were partially offset by a $5.1 million movement in earnings in affiliates net of dividends received and a $0.1 million movement in income taxes.

The net cash inflow resulting from the change in operating assets and liabilities of $5.0 million for the three month period ended March 31, 2015 resulted from a $9.9 million decrease in accounts receivable, a $6.0 million increase in accounts payable, a $13.0 million increase in amounts due from affiliates, a $1.2 million increase in deferred income, a $8.8 million decrease in prepaid expenses and other assets, and a $0.2 million decrease in restricted cash. These were partially offset by a $8.6 million payment for drydock and special survey costs, a $0.5 million decrease in other long term liabilities, and a $25.0 million decrease in accrued expenses.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $19.0 million gain for the three month period ended March 31, 2014, which consisted mainly of the following adjustments: $25.7 million of depreciation and amortization, $2.7 million of amortization of deferred drydock expenses, $0.9 million of amortization of deferred finance fees, $1.0 million relating to share-based compensation, a $0.2 million provision for losses on accounts receivable, and a $0.3 million movement in income taxes. These adjustments were partially offset by an $11.8 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $8.4 million for the three month period ended March 31, 2014 resulted from a $5.9 million decrease in accounts receivable, a $12.0 million increase in accrued expenses and a $1.1 million increase in accounts payable. These were partially offset by a $2.7 million payment for drydock and special survey costs, a $0.3 million increase in prepaid expenses and other assets, a $5.3 million increase in amounts due from affiliates, a $0.3 million decrease in deferred income and a $2.0 million decrease in other long term liabilities.

Cash used in investing activities for the three month period ended March 31, 2015 as compared to the three month period ended March 31, 2014:

Cash used in investing activities was $7.3 million for the three month period ended March 31, 2015, while cash used in investing activities was $48.3 million for the same period in 2014.

Cash used in investing activities for the three months ended March 31, 2015 was the result of (i) $16.2 million in payments for the acquisition of common units and general partner units following Navios Partners’ offering in February 2015; (ii) $2.9 million in payments relating to deposits for the acquisition of two bulk carrier vessels scheduled for delivery in the third and fourth quarter of 2015; (iii) $0.9 million in payments relating to Navios Acquisition; and (iv) $1.3 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics. The above was partially offset by (i) $3.6 million in dividends received from Navios Acquisition; and (ii) $10.4 million loan repayment from Navios Acquisition.

Cash used in investing activities for the three months ended March 31, 2014 was the result of (i) $2.2 million in payments for the acquisition of Navios G.P. LLC (“General Partner”) units following Navios Partners’ offering; (ii) $24.4 million in payments relating to deposits for the acquisition of two bulk carrier vessels scheduled for delivery in the third and fourth quarter of 2015 and the construction of three new pushboats and dry barges; (iii) $0.9 million in payments relating to Navios Acquisition; (iv) a $2.0 million loan to Navios Europe; (v) $17.6 million in payments for the acquisition of the N Bonanza in January 2014; and (vi) $4.8 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics for (a) the construction of a new conveyor belt in Nueva Palmira; (b) the acquisition of three pushboats; and (c) the purchase of other fixed assets. The above was partially offset by $3.6 million in dividends received from Navios Acquisition.

Cash used in financing activities for the three month period ended March 31, 2015 as compared to cash provided by financing activities for the three month period ended March 31, 2014:

Cash used in financing activities was $40.1 million for the three month period ended March 31, 2015, while cash provided by financing activities was $49.9 million for the same period of 2014.

Cash used in financing activities for the three months ended March 31, 2015 was the result of (i) $31.0 million of payments performed in connection with the Company’s outstanding indebtedness, of which $24.1 million related to installments for 2015 and the remaining $6.9 million to installments for 2016; (ii) $0.4 million relating to payments for capital lease obligations; and (iii) $10.4 million of dividends paid to the Company’s stockholders. This was partially offset by a $1.6 million movement in restricted cash relating to loan repayments.

Cash provided by financing activities for the three months ended March 31, 2014 was the result of (i) $47.8 million in net proceeds following the sale of the Series G on January 28, 2014; (ii) a $3.5 million contribution of noncontrolling shareholders for the acquisition of the N Bonanza; (iii) $0.6 million in proceeds from the exercise of options to purchase common stock; (iv) $10.7 million of loan proceeds (net of $0.5 million finance fees) for financing the acquisition of the N Bonanza; and (v) a $0.1 million movement in restricted cash relating to loan repayments. This was partially offset by: (i) $5.1 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) $7.4 million of dividends paid to the Company’s stockholders; and (iii) $0.3 million relating to payments for capital lease obligations.

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings common stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	March 31, 2015	March 31, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(356)	$29,552
Net decrease in operating assets	(31,938)	(348)
Net decrease/(increase) in operating liabilities	18,287	(10,803)
Net interest cost	28,038	28,046
Deferred finance charges	(1,109)	(891)
Provision for losses on accounts receivable	(66)	(181)
Equity in affiliates, net of dividends received	5,053	11,758
Payments for drydock and special survey	8,631	2,724
Noncontrolling interest	(299)	(77)

Adjusted EBITDA	$26,241	$59,780

Adjusted EBITDA for the three months ended March 31, 2015 was $26.2 million as compared to $59.8 million for the same period of 2014. The $33.6 million decrease in Adjusted EBITDA was primarily due to (i) a $3.9 million decrease in revenue; (ii) a $18.7 million increase in time charter, voyage and logistics business expenses; (iii) a $2.2 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iv) a $0.2 million increase in net income attributable to the noncontrolling interest; (v) a $8.5 million decrease in equity in net earnings from affiliated companies; and (vi) a $4.0 million increase in other expense, net. This overall decrease of $37.5 million was mitigated by a $3.9 million decrease in general and administrative expenses (excluding share-based compensation expenses).

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of March 31, 2015, the Company had secured credit facilities with various banks with a total outstanding balance of $238.6 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

As of March 31, 2015, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ then-outstanding 9.5% Senior Notes due 2014 and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2015.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, the 2017 Notes; and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2015.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) completed the sale of $375.0 million in aggregate principal amount of senior notes due on May 1, 2022 (the “2022 Logistics Senior Notes”) at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of March 31, 2015.

During the three month period ended March 31, 2015, the Company, in relation to its secured credit facilities, paid $31.0 million, of which $24.1 million related to installments for 2015 and the remaining $6.9 million to installments for 2016.

The annualized weighted average interest rates of the Company’s total borrowings were 7.00% and 7.46% for the three month periods ended March 31, 2015 and 2014, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2015, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
March 31, 2016	$5.1
March 31, 2017	19.4
March 31, 2018	24.6
March 31, 2019	404.8
March 31, 2020	43.9
March 31, 2021 and thereafter	1,115.8

Total	$1,613.6

Contractual Obligations:

	March 31, 2015
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt(1)	$1,613.6	$5.1	$44.0	$448.7	$1,115.8
Operating Lease Obligations (Time Charters) for vessels in operation (2)	394.5	77.5	128.0	102.3	86.7
Operating Lease Obligations (Time Charters) for vessels to be delivered	278.9	8.8	57.0	67.1	146.0
Operating Lease Obligations Push Boats and Barges	0.2	0.2	—	—	—
Capital Lease Obligations	22.0	1.5	20.5	—	—
Dry vessel deposits(3)	62.9	62.9	—	—	—
Navios Logistics contractual payments(4)	28.5	26.6	1.9	—	—
Rent Obligations(5)	10.5	3.0	5.2	2.2	0.1

Total	$2,411.1	$185.6	$256.6	$620.3	$1,348.6

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes, the 2022 Notes, and the 2022 Logistics Senior Notes.
(2)	Approximately 38% of the time charter payments included above are estimated to relate to operational costs for these vessels.
(3)	Future remaining contractual deposits are for two newbuilding owned vessels, which are expected to be delivered in the third and fourth quarter of 2015.
(4)	Navios Logistics’ future remaining contractual payments for the acquisition of three new pushboats and chartered-in fleet consisting of one pushboat and three liquid barges.
(5)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires in 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires in June 2015. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices, pursuant to a lease that expires in 2019. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview – Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). As of March 31, 2015, Navios Holding’s portion of the undrawn amount relating to the Navios Revolving Loans was $4.3 million.

Working Capital Position

On March 31, 2015, Navios Holdings’ current assets totaled $335.5 million, while current liabilities totaled $161.7 million, resulting in a positive working capital position of $173.8 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2015 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2015.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31.8 million and $52.0 million and are scheduled for delivery in the third and fourth quarter of 2015, respectively. During the three month period ended March 31, 2015, Navios Holdings paid deposits for both vessels totaling $23.9 million.

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of the capital leases for the San San H and the Ferni H, by extending their duration until June 2016 and amending the purchase price obligation to $9.9 million and $9.8 million, respectively, each at the end of the extended period. As of March 31, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the three month period ended March 31, 2015 for both vessels were $0.3 million.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.6 million for each pushboat. As of March 31, 2015, Navios Logistics had paid $7.0 million for the construction of the new pushboats which are expected to be delivered in the third quarter of 2015. As of March 31, 2015, Navios Logistics had paid $17.4 million relating to the expansion of its dry port terminal in Uruguay.

Dividend Policy

Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on May 18, 2015, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock, with respect to the first quarter of 2015, payable on June 26, 2015 to stockholders of record as of June 18, 2015. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.

Concentration of Credit Risk

Accounts receivable

Concentrations of credit risk with respect to accounts receivable are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three month periods ended March 31, 2015, only one customer accounted for more than 10% of the Company’s revenue whereas for the same period in 2014 no customer accounted for more than 10% of the Company’s revenues.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels, barges and pushboats are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule above. As of March 31, 2015, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In November 2012 (as amended to update for charters in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2015, no claims were submitted to Navios Holdings.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a materials adverse effect on the Company’s financial position, results of operations or liquidity.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2016.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.9 million (approximately $1.1 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis Chartering and Shipping Inc. (“Acropolis”), as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2015 and December 31, 2014, the carrying amount of the investment was $0.7 million and $0.5 million, respectively. Commissions charged from Acropolis for each of the three month periods ended March 31, 2015 and 2014 were $0. Included in the trade accounts payable at both March 31, 2015 and December 31, 2014 was an amount due to Acropolis of $0.1 million.

Vessels charter hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year, at a net daily rate of $12.0 plus profit sharing, with two six-month extension options granted to the Company. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11.0 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately another six months and in February 2015, the Company extended this charter for approximately one year at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings.

In February 2015, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately twelve months at a daily rate of $11.4 net per day.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months at a net daily rate of $7.6 plus 50/50 profit sharing based on actual earnings.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks and the Navios Apollon. The terms of these charters are approximately at a net daily rate of $12.5 plus 50% profit sharing on actual results at the end of the charter period. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In April 2015, the Company chartered-in from Navios Partners the Navios Libra, the Navios Felicity, the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12.0 plus 50% profit sharing on actual results at the end of the charter period. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

Total charter hire expense for all vessels for the three month periods ended March 31, 2015 and 2014 were $6.1 million and $6.3 million, respectively, and were included in the statement of comprehensive loss under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. The daily fees were $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2015 and 2014 amounted to $13.4 million and $12.0 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily rate to $9.5 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended March 31, 2015 and 2014 amounted to $24.0 million and $22.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2015 and 2014 amounted to $5.3 million and $4.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended March 31, 2015 and 2014 amounted to $3.4 million and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: Contemporaneously with the Insurance Restructuring , in November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2015, no claims had been submitted to Navios Holdings.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2015 and 2014 amounted to $1.6 million and $1.5 million, respectively.

On May 28, 2010, Navios Holdings entered into an administrative services agreement with Navios Acquisition, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition. In May 2014, Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2015 and 2014 amounted to $1.9 million and $1.7 million, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended March 31, 2015 and 2014 amounted to $0.2 million. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended March 31, 2015 and 2014 amounted to $0.2 million.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2015 and 2014 amounted to $0.2 million and $0, respectively.

Balance due from affiliates (excluding Navios Europe): Balance due from affiliates as of March 31, 2015 amounted to $12.9 million (December 31, 2014: $33.4 million) which included the current amounts due from Navios Partners, Navios Acquisition and Navios Midstream, which were $3.8 million (December 31, 2014: $1.6 million), $9.0 million (December 31, 2014: $22.1 million) and $0.1 million (December 31, 2014: $0.1 million), respectively, and the non-current amount of $0 (December 31, 2014: $9.6 million) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and amounts payable.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Midstream GP LLC, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Navios Maritime Midstream GP LLC and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of March 31, 2015, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2015 and December 31, 2014, the unamortized deferred gain for all vessels and rights sold totaled $15.6 million and $16.3 million, respectively. For the three month periods ended March 31, 2015 and 2014, Navios Holdings recognized $0.7 million and $3.1 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: See also note 13 included in this report and the Company’s Annual Report on Form 20-F for the year ended December 31, 2014. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings in 2010, which was amended in 2010, 2011 and 2014, and matures in December 2015. The facility is available for multiple drawings up to a limit of $40,000 and has a margin of LIBOR plus 300 basis points. As of March 31, 2015 and 2014, there was no outstanding amount under this facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200.0 million for general corporate purposes. The facility provided for an arrangement fee of $4.0 million, bared a fixed interest of 600 bps and matured on December 29, 2014.

Balance due from Navios Europe: Balance due from Navios Europe as of March 31, 2015 amounted to $3.0 million (December 31, 2014: $4.1 million) which included the current amounts of $2.2 million (December 31, 2014: $3.4 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans and other expenses and the non-current amount of $0.9 million (December 31, 2014: $0.7 million) related to the accrued interest income earned under the Navios Term Loans.

The Navios Revolving Loans and the Navios Term Loans earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2015, the outstanding amount relating to the Navios Revolving Loans is $7.1 million (December 31, 2014: $7.1 million), under the caption “Loan receivable from affiliate companies”. As of March 31, 2015, the amount undrawn under the Revolving Loans was $9.1 million, of which Navios Holdings is committed to fund $4.3 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On March 31, 2015 and December 31, 2014, Navios Holdings had a total of $1,613.6 million and $1,644.6 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes and the 2022 Logistics Senior Notes and one Navios Logistics’ loan discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their related interest expense. As of March 31, 2015, the outstanding amount of the Company’s floating rate loan facilities was $238.6 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan is fixed and, therefore, changes in interest rates affect their fair value, which as of March 31, 2015 was $1,280.2 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the three months ended March 31, 2015 by $0.6 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 69.2% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2015 would change net income by approximately $0.3 million for the three months ended March 31, 2015.

Critical Accounting Policies

The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe and Korea Line Corporation and Pan Ocean Co. Ltd for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. If the fair value of our equity method investments continues to remain below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

Recent Accounting Pronouncements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered variable interest entities (“VIEs”), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Holdings were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Holdings plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In April 2015, the FASB proposed a one-year deferral of the effective date for the new revenue standard. Under the proposal, the standard would be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is not permitted. Navios Holdings is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption had no impact to Navios Holdings’ results of operations, financial position or cash flows.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	March 31, 2015 (unaudited)	December 31, 2014 (unaudited)
ASSETS
Current assets
Cash and cash equivalents		$199,777	$247,556
Restricted cash		736	2,564
Accounts receivable, net		72,678	85,581
Due from affiliate companies	8	15,085	27,196
Inventories		24,581	32,521
Prepaid expenses and other current assets		22,669	21,713

Total current assets		335,526	417,131

Deposits for vessels, port terminals and other fixed assets	3	48,309	45,365
Vessels, port terminals and other fixed assets, net	3	1,889,865	1,911,143
Other long-term assets		40,697	35,660
Long-term receivable from affiliate companies	8	—	9,625
Loan receivable from affiliate companies	8	7,963	7,791
Investments in affiliates	8,13	361,882	344,453
Investments in available-for-sale securities	13	6,473	6,701
Intangible assets other than goodwill	4	184,934	189,492
Goodwill		160,336	160,336

Total non-current assets		2,700,459	2,710,566

Total assets		$3,035,985	$3,127,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$59,855	$53,837
Accrued expenses and other liabilities		82,504	107,320
Deferred income and cash received in advance	8	13,625	12,445
Current portion of capital lease obligations		1,467	1,449
Current portion of long-term debt, net	5	4,243	23,283

Total current liabilities		161,694	198,334

Senior and ship mortgage notes, net	5	1,348,187	1,347,316
Long-term debt, net of current portion	5	230,565	242,291
Capital lease obligations, net of current portion		20,543	20,911
Unfavorable lease terms	4	15,354	22,141
Other long-term liabilities and deferred income	8	17,004	17,459
Deferred tax liability		12,434	12,735

Total non-current liabilities		1,644,087	1,662,853

Total liabilities		$1,805,781	1,861,187

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 74,979 and 75,069 issued and outstanding as of March 31, 2015 and December 31, 2014, respectively.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 107,072,770 and 105,831,718 issued and outstanding as of March 31, 2015 and December 31, 2014, respectively.	9	11	11
Additional paid-in capital		722,197	721,465
Accumulated other comprehensive loss		(856)	(578)
Retained earnings		395,006	432,065

Total Navios Holdings’ stockholders’ equity		1,116,358	1,152,963

Noncontrolling interest		113,846	113,547

Total stockholders’ equity		1,230,204	1,266,510

Total liabilities and stockholders’ equity		$3,035,985	$3,127,697

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

		Three Month	Three Month
		Period Ended	Period Ended
	Note	March 31, 2015	March 31, 2014
		(unaudited)	(unaudited)
Revenue	11	$118,280	$122,191
Administrative fee revenue from affiliates	8	3,922	3,379
Time charter, voyage and logistics business expenses	8	(69,934)	(51,178)
Direct vessel expenses	8	(30,817)	(28,328)
General and administrative expenses incurred on behalf of affiliates	8	(3,922)	(3,379)
General and administrative expenses		(6,811)	(11,031)
Depreciation and amortization	3,4	(21,205)	(25,674)
Interest expense and finance cost, net		(28,038)	(28,046)
Other (expense)/income, net	10	(1,914)	2,066

Loss before equity in net earnings of affiliated companies		(40,439)	(20,000)
Equity in net earnings of affiliated companies	8,13	13,912	22,418

(Loss)/income before taxes		$(26,527)	$2,418
Income tax benefit/(expense)		148	(288)

Net (loss)/income		(26,379)	2,130
Less: Net income attributable to the noncontrolling interest		(299)	(77)

Net (loss)/income attributable to Navios Holdings common stockholders		$(26,678)	$2,053

(Loss)/income attributable to Navios Holdings common stockholders, basic	12	$(30,751)	$826

(Loss)/income attributable to Navios Holdings common stockholders, diluted	12	$(30,751)	$826

Basic (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.29)	$0.01

Weighted average number of shares, basic	12	105,099,690	102,486,242

Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.29)	$0.01

Weighted average number of shares, diluted	12	105,099,690	104,927,563

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities		$(278)	$(1,139)

Total other comprehensive loss		$(278)	$(1,139)

Total comprehensive (loss)/income		$(26,657)	$991
Comprehensive income attributable to the noncontrolling interest		(299)	(77)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders		$(26,956)	$914

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

		Three Month	Three Month
		Period Ended	Period Ended
	Note	March 31, 2015	March 31, 2014
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net (loss)/income		$(26,379)	$2,130
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Non-cash adjustments		21,003	18,995
Decrease in operating assets		31,938	348
(Decrease )/increase in operating liabilities		(18,287)	10,803
Payments for drydock and special survey costs		(8,631)	(2,724)

Net cash (used in)/provided by operating activities		(356)	29,552

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	(16,196)	(2,233)
Acquisition of vessels	3	—	(17,634)
Deposits for vessels, port terminals and other fixed assets acquisitions		(2,944)	(24,414)
Dividends from affiliate companies		3,649	3,649
(Loan to)/repayment from affiliate company		10,402	(2,024)
Increase in long-term receivable from affiliate companies	8	(914)	(881)
Purchase of property, equipment and other fixed assets	3	(1,294)	(4,796)

Net cash used in investing activities		(7,297)	(48,333)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	5	(31,005)	(5,145)
Proceeds from long-term loans, net of deferred finance fees		—	10,720
Dividends paid		(10,393)	(7,382)
Issuance of common stock		—	630
Payments of obligations under capital leases		(350)	(338)
Proceeds from issuance of preferred stock	9	—	47,803
Contribution from noncontrolling shareholders		—	3,484
Decrease in restricted cash		1,622	143

Net cash (used in)/provided by financing activities		(40,126)	49,915

(Decrease)/increase in cash and cash equivalents		(47,779)	31,134

Cash and cash equivalents, beginning of period		247,556	187,831

Cash and cash equivalents, end of period		$199,777	$218,965

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$39,864	$15,778
Cash paid for income taxes		$310	$—
Non-cash investing and financing activities
Dividends payable		$(12)	$—
Accrued interest on loan receivable from affiliate company		$171	$152
Acquisition of vessels, port terminals and other fixed assets		$(862)	$(950)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2013	8,479	$—	104,261,029	$10	$552,778	$524,079	$(11,172)	$1,065,695	$123,640	$1,189,335
Net income	—	—	—	—	—	2,053	—	2,053	77	2,130
Total other comprehensive loss	—	—	—	—	—	—	(1,139)	(1,139)	—	(1,139)
Issuance of preferred stock, net of expenses (Note 9)	20,000	—	—	—	47,803	—	—	47,803	—	47,803
Contribution from noncotrolling shareholders	—	—	—	—	—	—	—	—	3,484	3,484
Stock-based compensation expenses	—	—	139,387	—	1,628	—	—	1,628	—	1,628
Cancellation of shares	—	—	(500)	—	—	—	—		—	—
Dividends declared/ paid	—	—	—	—	—	(7,382)	—	(7,382)	—	(7,382)

Balance March 31, 2014 (unaudited)	28,479	$—	104,399,916	$10	$602,209	$518,750	$(12,311)	$1,108,658	$127,201	$1,235,859

Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510
Net loss	—	—	—	—	—	(26,678)	—	(26,678)	299	(26,379)
Total other comprehensive loss	—	—	—	—	—	—	(278)	(278)	—	(278)
Conversion of preferred stock to common stock (Note 9)	(90)	—	90,000	—	—	—	—	—	—	—
Stock-based compensation expenses	—	—	1,151,052	—	732	—	—	732	—	732
Dividends declared/ paid	—	—	—	—	—	(10,381)	—	(10,381)	—	(10,381)

Balance March 31, 2015 (unaudited)	74,979	$—	107,072,770	$11	$722,197	$395,006	$(856)	$1,116,358	$113,846	$1,230,204

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of March 31, 2015, Navios Holdings owns 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of March 31, 2015, Navios Holdings owned a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of March 31, 2015, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.0% and its economic interest was 46.1%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of March 31, 2015, Navios Holdings owns no direct equity interest in Navios Midstream.

Navios Europe

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe”) and had economic interest of 47.5%, 47.5% and 5.0%, respectively. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated statements of financial position, statements of stockholders’ equity, statements of comprehensive income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2014 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

The company has revised its classification of administrative fee revenue from affiliates to appropriately record such amounts as revenues in the condensed consolidated statements of comprehensive loss. The impact of the revision, which management determined was not material to the financial statements, was to separately present administrative fee revenue from affiliates of $3,379 in the three month period ended March 31, 2014 and to separately present an equal amount related to general and administrative expenses incurred on behalf of affiliates during the same period.

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted the guidance codified in ASU 2015-03 Interest -Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning the first quarter ending March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The reclassification does not impact net income as previously reported or any prior amounts reported on the statements of comprehensive income, or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the Company’s consolidated balance sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $31,692, with a corresponding decrease of $30,789 in Long-term debt, net and Total non-current liabilities and a decrease of $903 in Current portion of long-term debt, net and Total current liabilities.

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned and Navios Asia LLC (“Navios Asia”), which was 51.0%, until May 2014, when Navios Holdings became the sole shareholder by acquiring the remaining 49.0% noncontrolling interest.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of March 31, 2015 was 20.1%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of March 31, 2015 was 46.1%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of March 31, 2015 was 35.0%); and (iv) Navios Europe and its subsidiaries (economic interest as of March 31, 2015 was 47.5%).

(c)	Recent Accounting Pronouncements:

In February 2015, the Financial Accounting Standards Board (“FASB”) issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered variable interest entities (“VIEs”), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Holdings were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Holdings plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In April 2015, the FASB proposed a one-year deferral of the effective date for the new revenue standard. Under the proposal, the standard would be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is not permitted. Navios Holdings is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption had no impact to Navios Holdings’ results of operations, financial position or cash flows.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$2,425,931	$(514,788)	$1,911,143
Additions	2,156	(23,434)	(21,278)

Balance March 31, 2015	$2,428,087	$(538,222)	$1,889,865

Deposits for Vessels, Port Terminal and Other Fixed Assets Acquisitions

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 deadweight tons (“dwt”) Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31,800 and $52,000, respectively, and are scheduled for delivery in the third and fourth quarter of 2015, respectively. As of March 31, 2015, Navios Holdings has paid deposits for both vessels totaling $23,866.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. As of March 31, 2015, Navios Logistics paid $7,042 for the construction of the new pushboats which are expected to be delivered in the third quarter of 2015.

As of March 31, 2015, Navios Logistics paid $17,401 for dredging works related to the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $2,695 and $1,851, as of March 31, 2015 and December 31, 2014, respectively.

Vessel Acquisitions

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt Panamax vessel for a purchase price of $17,634, of which $2,900 was paid from the Company’s cash, $3,484 from the noncontrolling shareholders’ cash and $11,250 was financed through a loan.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

	March 31, 2015	December 31, 2014
Intangible assets
Acquisition cost (*)	$347,241	$347,241
Accumulated amortization (*)	(162,307)	(157,749)

Total intangible assets net book value	184,934	189,492

Unfavorable lease terms
Acquisition cost (**)	(56,420)	(121,028)
Accumulated amortization	35,129	98,887
Write offs (**)	5,937	—

Unfavorable lease terms net book value	(15,354)	(22,141)

Total Intangibles net book value	$169,580	$167,351

(*)	As of March 31, 2015 and December 31, 2014, intangible assets associated with favorable lease terms included an amount of $21,782 related to purchase options for the vessels.
(**)	As of March 31, 2015, the intangible liability associated with the unfavorable lease terms included an amount of $5,567 related to current purchase options held by third parties. During the three months ended March 31, 2015, $5,937 was written-off since a purchase option was not exercised. During the three months ended March 31, 2015, acquisition cost and accumulated amortization of $64,609 of fully amortized unfavorable lease terms were written off.

Amortization expense, net for the three month periods ended March 31, 2015 and 2014 amounted to $3,708 and $3,620, respectively.

The remaining aggregate amortization of acquired intangibles as of March 31, 2015 will be as follows:

Period
Year One	$15,950
Year Two	16,812
Year Three	10,266
Year Four	5,586
Year Five	5,593
Thereafter	99,158

Total	$153,365

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: BORROWINGS

Borrowings, as of March 31, 2015 and December 31, 2014, consisted of the following:

Facility	March 31, 2015	December 31, 2014
Secured credit facilities	$238,136	$269,123
2019 Notes	350,000	350,000
2022 Notes	650,000	650,000
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans	442	459

Total borrowings	1,613,578	1,644,582
Less: current portion, net	(4,243)	(23,283)
Less: deferred finance costs, net	(30,583)	(31,692)

Total long-term borrowings	$1,578,752	$1,589,607

Secured Credit Facilities

As of March 31, 2015, the Company had secured credit facilities with various banks with a total outstanding balance of $238,578. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

As of March 31, 2015, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ then-outstanding 9.5% Senior Notes due 2014 and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2015.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, the 2017 Notes; and (ii) to repay in full indebtedness of $123,257 relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2015.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) completed the sale of $375,000 in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of March 31, 2015.

During the three month period ended March 31, 2015, the Company, in relation to its secured credit facilities, paid $30,987, of which $24,117 related to installments for 2015 and the remaining $6,870 to installments for 2016.

The annualized weighted average interest rates of the Company’s total borrowings were 7.00% and 7.46% for the three month periods ended March 31, 2015 and 2014, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2015, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
March 31, 2016	$5,087
March 31, 2017	19,409
March 31, 2018	24,561
March 31, 2019	404,811
March 31, 2020	43,870
March 31, 2021 and thereafter	1,115,840

Total	$1,613,578

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs.The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Long-term receivable from affiliate companies: The carrying amount of the floating rate receivable approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive income/(loss).

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$199,777	$199,777	$247,556	$247,556
Restricted cash	$736	$736	$2,564	$2,564
Investments in available-for-sale-securities	$6,473	$6,473	$6,701	$6,701
Loan receivable from affiliate companies	$7,963	$7,963	$7,791	$7,791
Long-term receivable from affiliate companies	$—	$—	$9,625	$9,625
Capital lease obligations, including current portion	$(22,010)	$(22,010)	$(22,360)	$(22,360)
Senior and ship mortgage notes, net	$(1,348,187)	$(1,279,785)	$(1,347,316)	$(1,300,021)
Long-term debt, including current portion	$(234,808)	$(238,578)	$(265,574)	$(269,582)

The following tables set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of March 31, 2015
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$6,473	$6,473	$—	$—

Total	$6,473	$6,473	$—	$—

	Fair Value Measurements as of December 31, 2014
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$6,701	$6,701	$—	$—

Total	$6,701	$6,701	$—	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2015
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$199,777	$199,777	$—	$—
Restricted cash	$736	$736	$—	$—
Senior and ship mortgage notes	$(1,279,785)	$(1,279,785)	$—	$—
Capital lease obligations, including current portion(1)	$(22,010)	$—	$(22,010)	$—
Long-term debt, including current portion(1)	$(238,578)	$—	$(238,578)	$—
Loan receivable from affiliate companies(2)	$7,963	$—	$7,963	$—
Long-term receivable from affiliate companies(2)	$—	$—	$—	$—

	Fair Value Measurements at December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$247,556	$247,556	$—	$—
Restricted cash	$2,564	$2,564	$—	$—
Senior and ship mortgage notes	$(1,300,021)	$(1,300,021)	$—	$—
Capital lease obligations, including current portion(1)	$(22,360)	$—	$(22,360)	$—
Long-term debt, including current portion(1)	$(269,582)	$—	$(269,582)	$—
Loan receivable from affiliate companies(2)	$7,791	$—	$7,791	$—
Long-term receivable from affiliate companies(2)	$9,625	$—	$9,625	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate companies and long-term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of March 31, 2015, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2014: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2016.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2026.

As of March 31, 2015, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	In operation	To be delivered	Total
March 31, 2016	$77,524	$8,785	$86,309
March 31, 2017	66,619	23,522	90,141
March 31, 2018	61,386	33,430	94,816
March 31, 2019	54,802	33,489	88,291
March 31, 2020	47,544	33,580	81,124
March 31, 2021 and thereafter	86,664	146,048	232,712

Total	$394,539	$278,854	$673,393

As of March 31, 2015, the Company has future remaining contractual deposits for two newbuilding owned vessels, which are expected to be delivered in the third and fourth quarter of 2015, respectively. Navios Logistics has obligations related to the acquisition of three new pushboats, the payment of the deferred considerations for the acquisition of two companies, who hold the right to occupy approximately 53 acres of land located in the Nueva Palmira free zone in Uruguay and remaining installments for the acquisition of the chartered-in fleet consisting of one pushboat and three liquiid barges of $15,997, $6,800 and $5,681, respectively. The table below reflects the remaining future payments of these commitments.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessels	Navios Logistics
March 31, 2016	$62,850	$26,552
March 31, 2017	—	1,926

Total	$62,850	$28,478

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €943 (approximately $1,062) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for the three month periods ended March 31, 2015 and 2014 were $3 and $0, respectively. Included in the trade accounts payable at both March 31, 2015 and December 31, 2014 was an amount due to Acropolis of $81 and $78.

Vessels charter hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year, at a net daily rate of $12.0 plus profit sharing, with two six-month extension options granted to the Company. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11.0 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately another six months and in February 2015, the Company extended this charter for approximately one year at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings.

In February 2015, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately twelve months at a daily rate of $11.4 net per day.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months at a net daily rate of $7.6 plus 50/50 profit sharing based on actual earnings.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks and the Navios Apollon. The terms of these charters are approximately at a net daily rate of $12.5 plus 50% profit sharing on actual results at the end of the charter period. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

In April 2015, the Company chartered-in from Navios Partners the Navios Libra, the Navios Felicity, the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12.0 plus 50% profit sharing on actual results at the end of the charter period. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period.

Total charter hire expense for all vessels for the three month periods ended March 31, 2015 and 2014 were $6,141 and $6,345, respectively, and were included in the statement of comprehensive loss under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. The daily fees were $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2015 and 2014 amounted to $13,401 and $12,005, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily rate to $9.5 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended March 31, 2015 and 2014 amounted to $24,042 and $22,300, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2015 and 2014 amounted to $5,269 and $4,438, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended March 31, 2015 and 2014 amounted to $3,420 and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: Contemporaneously with the Insurance Restructuring , in November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2015, no claims had been submitted to Navios Holdings.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2015 and 2014 amounted to $1,600 and $1,486, respectively.

On May 28, 2010, Navios Holdings entered into an administrative services agreement with Navios Acquisition, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition. In May 2014, Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2015 and 2014 amounted to $1,925 and $1,695, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended March 31, 2015 and 2014 amounted to $190. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for each of the three month periods ended March 31, 2015 and 2014 amounted to $197.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2015 and 2014 amounted to $200 and $0, respectively.

Balance due from affiliates (excluding Navios Europe): Balance due from affiliates as of March 31, 2015 amounted to $12,869 (December 31, 2014: $33,400) which included the current amounts due from Navios Partners, Navios Acquisition and Navios Midstream, which were $3,800 (December 31, 2014: $1,575), $8,965 (December 31, 2014: $22,138) and $104 (December 31, 2014: $62), respectively, and the non-current amount of $0 (December 31, 2014: $9,625) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and amounts payable.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Midstream GP LLC, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Navios Maritime Midstream GP LLC and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of March 31, 2015, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2015 and December 31, 2014, the unamortized deferred gain for all vessels and rights sold totaled $15,566 and $16,301, respectively. For the three month periods ended March 31, 2015 and 2014, Navios Holdings recognized $735 and $3,074, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 13 for more on Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings in 2010, which was amended in 2010, 2011 and 2014, and matures in December 2015. The facility is available for multiple drawings up to a limit of $40,000 and has a margin of LIBOR plus 300 basis points. As of March 31, 2015 and December 31, 2014, there was no outstanding amount under this facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200,000 for general corporate purposes. The facility provided for an arrangement fee of $4,000, bared a fixed interest of 600 bps and matured on December 29, 2014.

Balance due from Navios Europe: Balance due from Navios Europe as of March 31, 2015 amounted to $3,054 (December 31, 2014: $4,087) which included the current amounts of $2,216 (December 31, 2014: $3,421) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans (as defined in Note 13) and other expenses and the non-current amount of $838 (December 31, 2014: $666) related to the accrued interest income earned under the Navios Term Loans (as defined in Note 13).

The Navios Revolving Loans and the Navios Term Loans earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2015, the outstanding amount relating to the Navios Revolving Loans is $7,125 (December 31, 2014: $7,125), under the caption “Loan receivable from affiliate companies”. As of March 31, 2015, the amount undrawn under the Revolving Loans was $9,100, of which Navios Holdings is committed to fund $4,323.

NOTE 9: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During the three month periods ended March 31, 2015 and 2014, pursuant to the stock plan approved by the Board of Directors, 0 and 139,387 shares were issued following the exercise of options for a total of $0 and $630, respectively.

On December 15, 2014, pursuant to the stock plan approved by the Board of Directors, Navios Holdings granted to its employees 1,151,052 shares of restricted common stock which were issued on February 26, 2015.

Vested, Surrendered and Forfeited

During each of the three month periods ended March 31, 2015 and 2014, 1,151 and 0 restricted stock units issued to the Company’s employees vested.

During the three month periods ended March 31, 2015 and 2014, 0 and 500 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Issuance of Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On January 28, 2014, the Company completed the sale of the Series G raising net proceeds of $47,846 (after deducting underwriting discounts and offering expenses).

Conversion of Preferred Stock

During the three month period ended March 31, 2015, 90 shares of convertible preferred stock were automatically converted into 90,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that five years after the issuance date of the convertible preferred stock, 30% of the then-outstanding shares of preferred stock shall automatically convert into shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $10.00 per share of common stock.

Navios Holdings had outstanding as of March 31, 2015 and December 31, 2014, 107,072,770 and 105,831,718 shares of common stock, respectively, and 74,979 (20,000 Series G, 48,000 Series H and 6,979 shares of convertible preferred stock) and 75,069 (20,000 Series G, 48,000 Series H and 7,069 shares of convertible preferred stock), respectively.

NOTE 10: OTHER (EXPENSE)/INCOME, NET

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4,044. From the total compensation, $3,551 was recorded immediately in the statement of income within the caption “Other (expense)/income, net” and the remaining amount within the caption “Revenue”, representing reimbursements for insurance claims submitted for the period prior to the date of the termination of the credit default insurance policy. The Company has no future requirement to repay any of the lump-sum cash payment back to the insurance company or provide any further services.

During the three month period ended March 31, 2015 and 2014, taxes other-than income taxes of Navios Logistics amounted to $2,283 and $2,055, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other (expense)/income”.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and Forward Freight Agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2015	Logistics Business for the Three Month Period Ended March 31, 2015	Total for the Three Month Period Ended March 31, 2015
Revenue	$53,218	$65,062	$118,280
Administrative fee revenue from affiliates	3,922	—	3,922
Interest income/expense and finance cost, net	(21,225)	(6,813)	(28,038)
Depreciation and amortization	(14,738)	(6,467)	(21,205)
Equity in net earnings of affiliated companies	13,912	—	13,912
Net loss attributable to Navios Holdings common stockholders	(27,206)	528	(26,678)
Total assets	2,437,228	598,757	3,035,985
Goodwill	56,240	104,096	160,336
Capital expenditures	(1,795)	(2,443)	(4,238)
Investment in affiliates	361,882	—	361,882
Cash and cash equivalents	122,133	77,644	199,777
Restricted cash	736	—	736
Long-term debt (including current and noncurrent portion)	$1,216,079	$366,916	$1,582,995

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2014	Logistics Business for the Three Month Period Ended March 31, 2014	Total for the Three Month Period Ended March 31, 2014
Revenue	$76,593	$45,598	$122,191
Administrative fee revenue from affiliates	3,379	—	3,379
Interest income/expense and finance cost, net	(21,330)	(6,716)	(28,046)
Depreciation and amortization	(19,607)	(6,067)	(25,674)
Equity in net earnings of affiliated companies	22,418	—	22,418
Net income/(loss) attributable to Navios Holdings common stockholders	2,166	(113)	2,053
Total assets	2,421,949	529,360	2,951,309
Goodwill	56,240	104,096	160,336
Capital expenditures	(34,683)	(12,161)	(46,844)
Investment in affiliates	345,646	—	345,646
Cash and cash equivalents	133,196	85,769	218,965
Restricted cash	1,885	—	1,885
Long-term debt (including current and noncurrent portion)	$1,198,885	$285,692	$1,484,576

NOTE 12: (LOSS)/EARNINGS PER COMMON SHARE

(Loss)/earnings per share is calculated by dividing net (loss)/earnings by the weighted average number of shares of Navios Holdings outstanding during the period.

For the three month period ended March 31, 2015, 1,744,331 potential common shares and 7,006,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended March 31, 2014, 1,883,715 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Three Month Period Ended March 31, 2015	Three Month Period Ended March 31, 2014
Numerator:
Net (loss)/income attributable to Navios Holdings common stockholders	$(26,678)	$2,053
Less:
Dividend on Preferred Stock and on unvested restricted shares	(4,073)	(1,227)

(Loss)/income available to Navios Holdings common stockholders, basic	$(30,751)	$826

(Loss)/income available to Navios Holdings common stockholders, Diluted	$(30,751)	$826

Denominator:
Denominator for basic net (loss)/income per share attributable to Navios Holdings common stockholders — weighted average shares	105,099,690	102,486,242
Dilutive potential common shares — weighted average restricted stock and restricted units	—	2,441,321

Denominator for diluted net (loss)/income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	105,099,690	104,927,563

Basic net (loss)/income per share attributable to Navios Holdings common stockholders	$(0.29)	$0.01

Diluted net (loss)/income per share attributable to Navios Holdings common stockholders	$(0.29)	$0.01

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

In February 2014, Navios Partners completed a public offering of 6,325,000 common units. Navios Holdings paid $2,233 in order to retain its 2.0% general partner interest. The Company determined, under the equity method, that the issuance of shares qualified as sales of shares by the investee. As a result, a gain of $11,230 was recognized in “Equity in net earnings of affiliated companies” for the three month period ended March 31, 2014.

In February 2015, Navios Partners completed a public offering of 4,600,000 common units, at $13.09 per unit, raising gross proceeds of $60,214. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings raising additional gross proceeds of $14,967.

As of March 31, 2015, Navios Holdings holds a total of 15,344,310 common units and 1,695,509 general partners units, representing a 20.1% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of March 31, 2015 and December 31, 2014, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $35,126 and $35,745, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

Total equity method income and amortization of deferred gain of $4,072 and $20,290 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2015 and 2014, respectively.

As of March 31, 2015 and December 31, 2014, the carrying amount of the investment in Navios Partners was $125,797 and $114,387, respectively.

Dividends received during the three month periods ended March 31, 2015 and 2014 were $8,124 and $7,435, respectively.

As of March 31, 2015, the market value of the investment in Navios Partners was $189,824.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2015 and December 31, 2014, the carrying amount of the investment was $668 and $525, respectively. During the three month periods ended March 31, 2015 and 2014, the Company did not receive any dividends.

Navios Acquisition

In February 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock. In October 2014, 699,994 Navios Acquisition’s restricted stock awards vested. Following those events and as of March 31, 2015, Navios Holdings had a 43.0% voting and a 46.1% economic interest in Navios Acquisition. The Company determined, under the equity method, that the issuance of shares and the vesting of restricted stock awards qualified as a sale of shares by the investee. As a result, an income of $6,193 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2014.

As of March 31, 2015 and December 31, 2014, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $548 and $1,293, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method income of $9,535 and $1,809 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2015 and 2014, respectively.

As of March 31, 2015 and December 31, 2014, the carrying amount of the investment in Navios Acquisition was $230,468 and $224,582, respectively.

Dividends received for each of the three month periods ended March 31, 2015 and 2014 were $3,649.

As of March 31, 2015, the market value of the investment in Navios Acquisition was $258,339.

Navios Europe

On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”). In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) the Navios Revolving Loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans) according to a defined waterfall calculation.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Term Loans will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe.

Navios Holdings further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of March 31, 2015 and December 31, 2014, the estimated maximum potential loss by Navios Holdings in Navios Europe would have been $13,825 and $13,415, respectively, including accrued interest, which represents the Company’s carrying value of its investment of $5,764 (December 31, 2014: $5,602) plus the Company’s balance of the Navios Revolving Loans of $8,061 (December 31, 2014: $7,813), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans

(Loss)/Income of ($10) and $152 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2015 and 2014, respectively.

As of March 31, 2015 and December 31, 2014, the carrying amount of the investment in Navios Europe was $4,926 and $4,936, respectively.

Summarized financial information of the affiliated companies is presented below:

	March 31, 2015			December 31, 2014
Balance Sheet	Navios Partners	Navios Acquisition	Navios Europe	Navios Partners	Navios Acquisition	Navios Europe
Current assets	$119,660	$96,025	$11,770	$115,197	$89,528	$13,764
Non-current assets	1,221,057	1,623,360	187,735	1,230,817	1,603,944	190,913
Current liabilities	31,495	80,872	15,419	32,275	71,598	16,257
Non-current liabilities	513,724	1,126,940	190,808	564,641	1,122,623	191,411

	March 31, 2015			March 31, 2014
Income Statement	Navios Partners	Navios Acquisition	Navios Europe	Navios Partners	Navios Acquisition	Navios Europe
Revenue	$56,786	$78,611	$9,095	$57,498	$60,969	$8,950
Net Income/(loss)	10,879	20,034	(3,731)	18,361	(12,818)	(2,431)

Investments in available-for-sale securities

During 2013, the Company received shares of Korea Line Corporation (“KLC”), and during 2015, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC and STX in respect of the employment of the vessels. The shares were valued at fair value upon the day of issuance. As of March 31, 2015 and December 31, 2014, the Company retained a total of 328,710 and 314,077 KLC and STX shares, respectively.

The shares received from KLC and STX were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than- temporary”, in which case it is transferred to statements of comprehensive income. The Company has no other types of available-for-sale securities.

As of March 31, 2015 and December 31, 2014, the carrying amount of the available-for-sale securities related to KLC and STX was $6,473 and $6,701, respectively. As of March 31, 2015 and 2014, the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Loss” were $856 and $12,311, respectively. During the three month periods ended March 31, 2015 and 2014, the Company did not recognize in earnings any realized loss.

NOTE 14: OTHER FINANCIAL INFORMATION

                The Company’s 2019 Notes, issued on January 28, 2011, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0% noncontrolling interest. From that point onwards, Navios Asia and its subsidiaries became guarantors under the 2019 Notes and the following footnote has been adjusted to reflect Navios Asia and its subsidiaries as guarantors.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended March 31, 2015
Revenue	$—	$53,218	$65,062	$—	$118,280
Administrative fee revenue from affiliates	—	3,922	—	—	3,922
Time charter, voyage and logistics business expenses	—	(42,935)	(26,999)	—	(69,934)
Direct vessel expenses	—	(12,722)	(18,095)	—	(30,817)
General and administrative expenses incurred on behalf of affiliates	—	(3,922)	—	—	(3,922)
General and administrative expenses	(1,118)	(2,087)	(3,606)	—	(6,811)
Depreciation and amortization	(693)	(14,045)	(6,467)	—	(21,205)
Interest expense and finance cost, net	(19,710)	(1,515)	(6,813)	—	(28,038)
Other income/(expense), net	58	502	(2,474)	—	(1,914)

(Loss)/income before equity in net earnings of affiliated companies	(21,463)	(19,584)	608	—	(40,439)
(Loss)/income from subsidiaries	(17,298)	527	—	16,771	—
Equity in net earnings of affiliated companies	12,083	1,039	790	—	13,912

(Loss)/income before taxes	(26,678)	(18,018)	1,398	16,771	(26,527)
Income tax benefit /(expense)	—	(70)	218	—	148

Net (loss)/ income	(26,678)	(18,088)	1,616	16,771	(26,379)
Less: Net income attributable to the noncontrolling interest	—	—	(299)	—	(299)

Net (loss)/income attributable to Navios Holdings common stockholders	$(26,678)	$(18,088)	$1,317	$16,771	$(26,678)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(278)	$(278)	$—	$278	$(278)

Total other comprehensive loss	$(278)	$(278)	$—	$278	$(278)

Total comprehensive (loss)/income	$(26,956)	$(18,366)	$1,616	$17,049	$(26,657)
Comprehensive loss attributable to noncontrolling interest	—	—	(299)	—	(299)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(26,956)	$(18,366)	$1,317	$17,049	$(26,956)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended March 31, 2014
Revenue	$—	$76,593	$45,598	$—	$122,191
Administrative fee revenue from affiliates	—	3,379	—	—	3,379
Time charter, voyage and logistics business expenses	—	(38,380)	(12,798)	—	(51,178)
Direct vessel expenses	—	(12,669)	(15,659)	—	(28,328)
General and administrative expenses incurred on behalf of affiliates	—	(3,379)	—	—	(3,379)
General and administrative expenses	(2,310)	(5,313)	(3,408)	—	(11,031)
Depreciation and amortization	(693)	(18,914)	(6,067)	—	(25,674)
Interest expense and finance cost, net	(19,693)	(1,637)	(6,716)	—	(28,046)
Other (expense)/income, net	(15)	3,008	(927)	—	2,066

(Loss)/income before equity in net earnings of affiliated companies	(22,711)	2,688	23	—	(20,000)
Income/(loss) from subsidiaries	6,638	(113)	—	(6,525)	—
Equity in net earnings of affiliated companies	18,126	3,392	900	—	22,418

Loss before taxes	2,053	5,967	923	(6,525)	2,418
Income tax (expense)/benefit	—	(88)	(200)	—	(288)

Net loss	2,053	5,879	723	(6,525)	2,130
Less: Net loss attributable to the noncontrolling interest	—	(141)	64	—	(77)

Net income/(loss) attributable to Navios Holdings common stockholders	$2,053	$5,738	$787	$(6,525)	$2,053

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(1,139)	$(1,139)	$—	$1,139	$(1,139)

Total other comprehensive loss	$(1,139)	$(1,139)	$—	$1,139	$(1,139)

Total comprehensive loss	$914	$4,740	$723	$(5,386)	$991
Comprehensive loss attributable to noncontrolling interest	—	(141)	64	—	(77)

Total comprehensive income attributable to Navios Holdings common stockholders	$914	$4,599	$787	$(5,386)	$914

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of March 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$42,924	$79,208	$77,645	$—	$199,777
Restricted cash	—	736	—	—	736
Accounts receivable, net	—	44,891	27,787	—	72,678
Intercompany receivables	6,291	—	71,248	(77,539)	—
Due from affiliate companies	4,652	10,433	—	—	15,085
Prepaid expenses and other current assets	20	30,517	16,713	—	47,250

Total current assets	53,887	165,785	193,393	(77,539)	335,526

Vessels, port terminals and other fixed assets, net	—	1,448,898	440,967	—	1,889,865
Deposits for vessel acquisitions	—	24,626	23,683	—	48,309
Investments in subsidiaries	1,622,766	272,059	—	(1,894,825)	—
Investments in available-for-sale securities	—	6,473	—	—	6,473
Investments in affiliates	346,898	1,226	13,758	—	361,882
Loan receivable from affiliate companies	—	7,963	—	—	7,963
Other long-term assets	—	18,884	21,813	—	40,697
Goodwill and other intangibles	88,869	82,369	174,032	—	345,270

Total non-current assets	2,058,533	1,862,498	674,253	(1,894,825)	2,700,459

Total assets	$2,112,420	$2,028,283	$867,646	$(1,972,364)	$3,035,985

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$430	$33,900	$25,525	$—	$59,855
Accrued expenses and other liabilities	13,919	38,316	30,269	—	82,504
Deferred income and cash received in advance	—	6,566	7,059	—	13,625
Intercompany payables	—	76,525	1,014	(77,539)	—
Current portion of capital lease obligations	—	—	1,467	—	1,467
Current portion of long-term debt	—	4,174	69	—	4,243

Total current liabilities	14,349	159,481	65,403	(77,539)	161,694

Long-term debt, net of current portion	981,713	230,192	366,847	—	1,578,752
Capital lease obligations, net of current portion	—	—	20,543	—	20,543
Unfavorable lease terms	—	15,354	—	—	15,354
Other long-term liabilities and deferred income	—	14,192	2,812	—	17,004
Deferred tax liability	—	1	12,433	—	12,434

Total non-current liabilities	981,713	259,739	402,635	—	1,644,087

Total liabilities	996,062	419,220	468,038	(77,539)	1,805,781

Noncontrolling interest	—	—	113,846	—	113,846
Total Navios Holdings stockholders’ equity	1,116,358	1,609,063	285,762	(1,894,825)	1,116,358

Total liabilities and stockholders’ equity	$2,112,420	$2,028,283	$867,646	$(1,972,364)	$3,035,985

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$98,539	$77,085	$71,932	$—	$247,556
Restricted cash	—	2,564	—	—	2,564
Accounts receivable, net	—	56,265	29,316	—	85,581
Intercompany receivables	23,567	—	71,442	(95,009)	—
Due from affiliate companies	4,638	22,558	—	—	27,196
Prepaid expenses and other current assets	2	31,179	23,053	—	54,234

Total current assets	126,746	189,651	195,743	(95,009)	417,131

Deposits for vessels, port terminals and other fixed assets	—	22,140	23,225	—	45,365
Vessels, port terminals and other fixed assets, net	—	1,467,518	443,625	—	1,911,143
Investments in subsidiaries	1,622,239	271,532	—	(1,893,771)	—
Investments in available-for-sale securities	—	6,701	—	—	6,701
Investments in affiliates	331,130	548	12,775	—	344,453
Long-term receivable from affiliate companies	—	9,625	—	—	9,625
Loan receivable from affiliate companies	—	7,791	—	—	7,791
Other long-term assets	—	6,920	28,740	—	35,660
Goodwill and other intangibles	89,562	85,273	174,993	—	349,828

Total non-current assets	2,042,931	1,878,048	683,358	(1,893,771)	2,710,566

Total assets	$2,169,677	$2,067,699	$879,101	$(1,988,780)	$3,127,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$591	$18,399	$34,847	$—	$53,837
Accrued expenses and other liabilities	33,099	49,363	24,858	—	107,320
Deferred income and cash received in advance	—	6,263	6,182	—	12,445
Intercompany payables	—	93,226	1,783	(95,009)	—
Current portion of capital lease obligations	—	—	1,449	—	1,449
Current portion of long-term debt	—	23,214	69	—	23,283

Total current liabilities	33,690	190,465	69,188	(95,009)	198,334

Long-term debt, net of current portion	983,024	231,193	375,390	—	1,589,607
Capital lease obligations, net of current portion	—	—	20,911	—	20,911
Unfavorable lease terms	—	22,141	—	—	22,141
Other long-term liabilities and deferred income	—	14,574	2,885	—	17,459
Deferred tax liability	—	—	12,735	—	12,735

Total non-current liabilities	983,024	267,908	411,921	—	1,662,853

Total liabilities	1,016,714	458,373	481,109	(95,009)	1,861,187

Noncontrolling interest	—	—	113,547	—	113,547
Total Navios Holdings stockholders’ equity	1,152,963	1,609,326	284,445	(1,893,771)	1,152,963

Total liabilities and stockholders’ equity	$2,169,677	$2,067,699	$879,101	$(1,988,780)	$3,127,697

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the three months ended March 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(29,332)	20,454	8,522	—	(356)

Cash flows from investing activities
Acquisition of investments in affiliates	(14,668)	—	(1,528)	—	(16,196)
Loan repayment from affiliate company	—	10,402	—	—	10,402
Increase in long-term receivable from affiliate companies	—	(914)	—	—	(914)
Dividends from affiliates	3,649	—	—	—	3,649
Deposits for vessels acquisitions	—	(1,726)	(1,218)	—	(2,944)
Acquisition of vessels	—	—	—	—	—
Purchase of property and equipment and other fixed assets	16	(85)	(1,225)	—	(1,294)

Net cash used in investing activities	(11,003)	7,677	(3,971)	—	(7,297)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(4,887)	3,359	1,528	—	—
Issuance of common stock
Proceeds from issuance of preferred stock
Proceeds from long-term loans, net of deferred finance fees
Repayment of long-term debt and payment of principal	—	(30,988)	(17)	—	(31,005)
Contribution from noncontrolling shareholders
Dividends paid	(10,393)	—	—	—	(10,393)
Decrease in restricted cash	—	1,622	—	—	1,622
Payments of obligations under capital leases	—	—	(350)	—	(350)

Net cash (used in)/provided by financing activities	(15,280)	(26,007)	1,161	—	(40,126)

Net (decrease)/increase in cash and cash equivalents	(55,615)	2,124	5,712	—	(47,779)

Cash and cash equivalents, at beginning of period	98,539	77,085	71,932	—	247,556

Cash and cash equivalents, at end of period	$42,924	79,209	77,644	—	199,777

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the three months ended March 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$(9,609)	$27,430	$11,731	$—	$29,552

Cash flows from investing activities
Acquisition of investments in affiliates	—	—	(2,233)	—	(2,233)
Loan repayment from affiliate company	—	(2,024)	—	—	(2,024)
Decrease in long-term receivable from affiliate companies	—	(881)	—	—	(881)
Dividends from affiliates	3,649	—	—	—	3,649
Deposits for vessels acquisitions	—	(16,981)	(7,433)	—	(24,414)
Acquisition of vessels	—	(17,634)	—	—	(17,634)
Purchase of property and equipment and other fixed assets	—	(68)	(4,728)	—	(4,796)

Net cash used in investing activities	3,649	(37,588)	(14,394)	—	(48,333)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(2,901)	668	2,233	—	—
Issuance of common stock	630	—	—	—	630
Proceeds from issuance of preferred stock	47,803	—	—	—	47,803
Proceeds from long-term loans, net of deferred finance fees	—	10,736	(16)	—	10,720
Repayment of long-term debt and payment of principal	—	(5,129)	(16)	—	(5,145)
Contribution from noncontrolling shareholders	—	3,484	—	—	3,484
Dividends paid	(7,382)	—	—	—	(7,382)
Increase in restricted cash	—	143	—	—	143
Payments of obligations under capital leases	—	—	(338)	—	(338)

Net cash provided by/(used in) financing activities	38,150	9,902	1,863	—	49,915

Net increase/(decrease) in cash and cash equivalents	32,190	(256)	(800)	—	31,134

Cash and cash equivalents, at beginning of period	33,769	67,493	86,569	—	187,831

Cash and cash equivalents, at end of period	$65,959	$67,237	$85,769	$—	$218,965

NOTE 15: SUBSEQUENT EVENTS

a) On March 27, 2015, the Board of Directors declared a quarterly dividend for the period from January 15, 2015 to April 14, 2015 of $0.546875 per American Depository Share on its Series G and $0.5390625 per American Depository Share on its Series H. This dividend was paid on April 15, 2015 to holders of record as of April 8, 2015.

b) In April 2015, Navios Holdings received a dividend of $3,649 from Navios Acquisition for the fourth quarter of 2014.

c) In May 2015, Navios Holdings received a dividend of $8,124 from Navios Partners for the first quarter of 2015.

d) On May 18, 2015, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on June 26, 2015 to stockholders of record on June 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 28, 2015